Filed by Teva Pharmaceutical Industries Ltd.

(Commission File No. 001-16174) pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

On April 30, 2015, members of the Teva Pharmaceutical Industries Ltd. (“Teva”) management team, including Erez Vigodman, President, Chief Executive Officer & Director, spoke during Teva’s first-quarter 2015 earnings conference call. Some of Mr. Vigodman’s remarks included a discussion of Teva’s proposed acquisition of Mylan N.V. (“Mylan”). Below are excerpts from the transcript of the conference call relating to the proposed transaction.

Erez Vigodman - President, Chief Executive Officer & Director

Thank you, Kevin. Good morning and thank you for joining us today. Before we get into the details of our first quarter results, I want to briefly discuss the proposal we made to acquire Mylan for $82 per share, approximately 50% cash and 50% stock. After speaking with many of you including those who are also Mylan stockholders, we are confident that the combination of Teva and Mylan makes strategic and financial sense and that our proposal represents a full and fair price for Mylan and its stockholders. It remains our strong preference to work in collaboration with Mylan as we are prepared to do so immediately. From all perspectives, this deal is compelling. It makes sense for Teva, it makes sense for Mylan, and it makes sense for both our respective stockholders, customers, patients and employees. Accordingly, we are prepared to devote all necessary resources to complete this combination. As we have said before, and will continue to say, we are committed to getting this done. With that, I’d like to ask you, please limit your questions to our financial and operational results for the first quarter, as we do not intend to comment further about our proposal for Mylan. I thank you all in advance.

Ken Cacciatore - Cowen & Co. LLC

Q: Thanks. I just wanted to ask, can you, from a financial perspective and do you want to, from a strategic perspective, continue to pursue branded products, or portfolios, or commercial, or development assets while you’re going through this process with Mylan? Thank you.

Erez Vigodman - President, Chief Executive Officer & Director

A: The answer is absolutely yes.